

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 28, 2008

Mr. Scott D. Schweinfurth
Chief Financial Officer
WMS Industries Inc.
800 South Northpoint Blvd.
Waukegan, IL 60085

> **RE: Form 10-K for the fiscal year ended June 30, 2007**
> **Forms 10-Q for the periods ended September 30, 2007 and December 31, 2007**
> **File No. 1-8300**

Dear Mr. Schweinfurth:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page F-6

2. Please include a column showing the changes in the number of common shares issued, as well as a column showing the changes in the number of shares held as treasury stock.

3. Please tell us how you determined that the $8.3 million increase in your common stock as a result of the stock split required an offsetting entry to retained earnings as opposed to additional paid-in capital. Do you conclude that it was necessary to meet legal requirements? If so, please explain.

Consolidated Statements of Cash Flows, page F-7

4. Please breakout for each period presented the non-cash expenses line item in the cash provided by operating activities section into smaller components having more descriptive titles. See SFAS 95.

5. We note that you have classified advances in royalties in the cash used in investing activities section. Please tell us why you believe this is the appropriate classification, including what consideration was given to SFAS 95. In addition, tell us whether all other royalty payments are classified as investing activities and if so, why?

Note 2 – Principal Accounting Policies, page F-8

General

6. Please disclose the types of expenses that you include in the cost of product sales, cost of gaming operations, and selling and administrative line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of your distribution network in the cost of product sales and cost of gaming operations

line items. If you currently exclude a portion of these costs from your cost of product sales or cost of gaming operations line items, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling and administrative expenses.

Share-Based Compensation, page F-15

7. We note that you used an average expected volatility rate of 39%, 37% and 36% for the three years ended June 30, 2007 and that you used an average expected volatility rate of 35% in December 2007. Please provide us with your calculations and methodology that support these volatility rates for each period presented.

Note 5 – Inventories, page F-18

8. Please separately disclose the amounts of inventory classified as raw materials and work-in-process. See Rule 5-02(6)(a) of Regulation S-X.

Note 13 – Commitments, Contingencies and Indemnifications, page F-27

9. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

10. Please include the disclosures required by paragraphs 16(c) and (d) of SFAS 13 regarding your operating leases, as applicable.

11. Please disclose the extent of your self-insurance in each area that you are self-insured. Please also disclose the amounts at which your stop-loss coverage begins in each area.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2007

General

12. Please address the above comments in your interim filings as well.

Financial Statements

Note 4 – Business Acquisition, page 7

13. Regarding your acquisition of 100% of the outstanding stock of SiP, we note that $4.5 million of the $4.7 million total consideration resulted from extinguishing a receivable owed by a customer who was a former majority shareholder of SiP. Please address the following:
   - Tell us how delinquent this receivable was as of the acquisition date;
   - Provide us with your analysis in which you determined the collectibility of the receivable, including the amount of any reserves, as of June 30, 2007. In doing so, please also tell us whether SiP had indicated to you prior to the acquisition that they may have trouble repaying the receivable when due and how you took that into consideration;
   - Tell us how you determined SiP was worth $4.7 million including what about SiP gives it that value.
   - Provide us with support as to why $4.5 million related to this acquisition was recorded in goodwill. In this regard, tell us how you determined that there were little or no identifiable assets acquired.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Ed Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief